UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211, 18 Dong Quan Avenue,
Luoyang Town, Taishun County,

Wenzhou, Zhejiang Province
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Press Release.

On October 6, 2025, Kaixin Holdings issued a press release announcing its establishment of digital asset management department and launches digital asset allocation strategy. A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release: Kaixin Holdings Establishes Digital Asset Management Department and Launches Digital Asset Allocation Strategy

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer